

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2022

Mark Smith
Chief Financial Officer
Helmerich & Payne, Inc.
1437 South Boulder Avenue, Suite 1400
Tulsa, Oklahoma 74119

      Re: Helmerich & Payne, Inc.
          Form 10-K for the Fiscal Year Ended September 30, 2021
          Filed November 18, 2021
          Form 8-K Filed November 17, 2021
          File No. 001-04221

Dear Mr. Smith:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Fiscal Years Ended September 30, 2021 and 2020, page 44

1.   We note you present and discuss segment gross margin for each of your reportable segments in addition to segment operating income (loss) in both your Form 10-K and in the press release included in your Form 8-K filed on November 17, 2021. Please revise to label segment gross margin as a non-GAAP financial measure and provide the required disclosures pursuant to Item 10(e) of Regulation S-K or tell us why you believe segment gross margin is not a non-GAAP financial measure.

Mark Smith
Helmerich & Payne, Inc.
January 31, 2022
Page 2

2.   We note you disclose "average active rigs" for each of your reportable segments. We also note you provide "average active rigs per day" for each of your reportable segments on page 8. Please clearly define these two metrics and how they are calculated. Refer to SEC Release No. 33-10751.

Liquidity and Capital Resources
Operating Activities, page 49

3.   We note you present "operating net working capital" in discussing your cash flows from operating activities. Please identify operating net working capital as a non-GAAP financial measure and provide the required disclosures pursuant to Item 10(e) of Regulation S-K. To the extent you do not believe this is a non-GAAP measure, please explain.

Form 8-K Filed November 17, 2021

Exhibit 99.1
Select Items, page 13

4.   We note you disclose adjusted net loss for the three months ended September 30, 2021, the three months ended June 30, 2021 and the year ended September 30, 2021. Please label adjusted net loss as a non-GAAP financial measure and provide disclosures to comply with Item 10(e)(1)(i) of Regulation S-K or tell us why you believe it does not represent a non-GAAP financial measure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation